PALFINGER

06013856

EINSCHREIBEN

82-34843

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH. D.C.
213

SUPPL

19. Mai 2006

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company report (1st quarter 2006) and the adhoc announcement of 10. Mai 2006
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

i. A.

PROCESSED
MAY 31 2006
THOMSON
FINANCIAL

PALFINGER

Adhoc INFORMATION

PALFINGER revs up performance again in the first quarter

- Revenue increased by 15.1%
- EBIT of EUR 17.5m
- Cranes business key driver of revenue and earnings

EURm	Q1 2006	Q1 2005	Q1 2004
Revenue	140.1	121.7	86.4
EBITDA	20.7	19.7	8.9
EBIT	17.5	17.1	6.1

Bergheim/Salzburg, 10 May 2006

At PALFINGER, revenue rose by 15.1% to EUR 140.1m in the first quarter compared to the previous-year period, and EBIT increased to EUR 17.5m (Q1 2005: EUR 17.1m), equivalent to an EBIT margin of 12.5%.

Consolidated net profit for the period of EUR 12.5m (Q1 2005: EUR 12.8m) resulted in earnings per share of EUR 1.42. Based on the successful performance of the first quarter, the equity ratio at balance sheet date rose to 50.6%.

Business in Europe remains the driving force behind the positive performance of PALFINGER. Development was also significant in the markets of North and South America, where revenue increased by 17.4% to EUR 14.6m. Sales successes in the cranes segment in North America and the appreciation of the Brazilian Real resulted in positive EBIT of EUR 0.2m.

In the product groups, the profitable development of cranes business in Europe is marked by a shift in demand to higher performance classes and high-grade fittings of knuckle boom cranes. The Hydraulic Systems and Services segment increased revenue by 23.6% to EUR 43.2m, and earnings rose to EUR –0.9m (Q1 2005: EUR –2.4m).

Continued growth is expected for the 2006 financial year. Focus of activities is on implementing planned capacity expansions, increasing potentials to enhance further the performance of the Hydraulic Systems segment, and on further increasing efficiency on a group level.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 662 46 84-2275
a.graf@palfinger.com

PALFINGER

Adhoc-INFORMATION

PALFINGER startet im erstem Quartal erneut durch

- Umsatz um 15,1% gesteigert
- EBIT von 17,5 Mio EUR
- Krangeschäft als Umsatz- und Ertragstreiber

in Mio EUR	Q1 2006	Q1 2005	Q1 2004
Umsatz	140,1	121,7	86,4
EBITDA	20,7	19,7	8,9
EBIT	17,5	17,1	6,1

Bergheim/Salzburg, am 10. Mai 2006

Im ersten Quartal 2006 konnte PALFINGER den Umsatz gegenüber dem Vergleichszeitraum des Vorjahres um 15,1% auf 140,1 Mio EUR steigern. Das EBIT konnte im Vergleich zum Vorjahr von 17,1 Mio EUR auf 17,5 Mio EUR gesteigert werden, das einer EBIT-Marge von 12,5% entspricht.

Das Konzernergebnis von 12,5 Mio EUR (Q1 2005: 12,8 Mio EUR) entspricht einem Gewinn pro Aktie von 1,42 EUR. Aufgrund der positiven Entwicklung im ersten Quartal stieg die Eigenkapitalquote zum Stichtag auf 50,6%.

Das Europageschäft ist weiterhin die treibende Kraft für die positive Entwicklung von PALFINGER. Mit einem Umsatzanstieg von 17,4% auf 14,6 Mio EUR zeigte sich auch die Entwicklung in Nord- und Südamerika erfreulich. Die Verkaufserfolge des Krangeschäftes in Nordamerika sowie die Stärkung des Brasilianischen Reals waren ausschlaggebend für das positive EBIT von 0,2 Mio EUR.

Im Produktbereich wird das ertragreiche Krangeschäft in Europa durch die Verlagerung der Nachfrage zu höheren Leistungsklassen und hochwertigeren Ausstattungen im Bereich Knickarmkrane geprägt. Das Segment Hydraulische Systeme und Services steigerte den Umsatz um 23,6% auf 43,2 Mio EUR. Das Ergebnis konnte auf –0,9 Mio EUR (Q1 2005: –2,4 Mio EUR) verbessert werden.

Für das Geschäftsjahr 2006 wird eine Fortsetzung des Wachstumskurses erwartet. Schwerpunkte der Geschäftstätigkeit bilden die Umsetzung der geplanten Kapazitätserweiterungen und die Hebung der Potenziale zur Ergebnisverbesserung bei den Hydraulischen Systemen sowie die weitere Effizienzsteigerung des Gesamtkonzerns.

Rückfragehinweis:

Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER:	9999999997-06-017860
CONFORMED SUBMISSION TYPE:	ARS
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	20051231
FILED AS OF DATE:	20060502
DATE AS OF CHANGE:	20060503
EFFECTIVENESS DATE:	20060502

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	PALFINGER AG
CENTRAL INDEX KEY:	0001310883
STANDARD INDUSTRIAL CLASSIFICATION:	UNKNOWN SIC - 8880 [8880]

FILING VALUES:

FORM TYPE:	ARS
SEC ACT:	1934 Act
SEC FILE NUMBER:	082-34843
FILM NUMBER:	06013025

BUSINESS ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

MAIL ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

Bericht über das 1. Quartal 2006

Das Wachstum geht weiter.



PALFINGER



Kennzahlen von PALFINGER [1]

in TEUR	Q1 2006	Q1 2005	Q1 2004	Q1 2003	Q1 2002
GuV-Ergebnisse					
Umsätze	140.108	121.736	86.391	79.966	78.446
EBITDA	20.687	19.707	8.856	10.049	9.906
EBITDA Marge	14,8 %	16,2 %	10,3 %	12,6 %	12,6 %
Operatives Ergebnis (EBIT)	17.468	17.107	6.062	7.183	6.994
EBIT Marge	12,5 %	14,1 %	7,0 %	9,0 %	9,0 %
Unversteuertes Ergebnis	17.447	17.033	5.538	6.494	6.272
Konzernergebnis	12.547	12.835	3.553	4.171	3.900
Bilanz					
Bilanzsumme	389.280	334.060	288.566	273.100	298.393
Langfristiges Vermögen	150.046	125.765	115.824	115.809	134.609
Verbindlichkeiten	192.201	170.671	153.694	148.743	174.100
Eigenkapital	197.079	163.390	134.872	124.357	124.293
Eigenkapital in Prozent des Gesamtkapitals	50,6 %	48,9 %	46,7 %	45,3 %	41,7 %
Nettofinanzverschuldung	31.482	27.311	38.039	48.677	68.831
Gearing	16,0 %	16,7 %	28,2 %	39,1 %	55,4 %
Cashflow und Investitionen					
Cashflow aus dem operativen Bereich	6.188	4.436	-2.328	5.791	8.234
Free Cashflow	4.888	1.872	-4.790	4.122	3.780
Investitionen in Sachanlagen	3.648	3.346	1.941	2.649	4.108
Abschreibungen	3.219	2.600	2.794	2.865	2.911
MitarbeiterInnen					
MitarbeiterInnenstand im Periodendurchschnitt [2]	3.371	2.858	2.412	2.269	2.279
Wertschaffung					
Net Working Capital	80.503	68.305	60.073	63.068	64.837
Capital Employed (Stichtag)	228.562	191.594	173.649	173.115	193.124

[1] Entsprechend der Anpassung gem. IFRS 3 wurden die Berichtsdaten der Vorjahre angepasst.

[2] Konsolidierte Konzernunternehmen ohne Equity-Beteiligungen sowie ohne Lehrlinge, Leiharbeiter und ohne geringfügig Beschäftigte.

Wirtschaftliches Umfeld

Laut den jüngsten Prognosen hat sich die Situation der Weltwirtschaft im 1. Quartal 2006 weiter verbessert. In Europa hat die Konjunktur zugelegt. Die Indikatoren für die USA sind leicht rückläufig. China ist nach wie vor die treibende Kraft für Asien.

Nach einer starken Periode Ende 2005 verlor der US-Dollar gegenüber dem Euro im 1. Quartal 2006. Der EUR / US-Dollar Kurs befindet sich nun wieder deutlich über 1,20. Der brasilianische Real konnte besonders im Jänner und Februar gegenüber dem Euro zulegen.

Im 2. Quartal 2006 wird mit einer allgemein günstigen Wirtschaftskonjunktur gerechnet. Im Euro-Raum ist besonders in Deutschland die Stimmung wieder optimistisch. Mittelfristig werden dadurch neue Impulse für die europäische Wirtschaft erwartet.

Entwicklung des Konzerns

Im 1. Quartal 2006 konnte PALFINGER erneut an die erfolgreiche Entwicklung des Vorjahres anschließen. Der Umsatz wurde um 15,1 Prozent auf 140,1 Mio EUR gesteigert und mit 17,5 Mio EUR wurde das EBIT des Vergleichsquartales 2005 übertroffen. Umsatzmäßig war damit das 1. Quartal 2006 das Beste in der Unternehmensgeschichte.

Vor allem im Bereich des Krangeschäftes nützte PALFINGER dabei die positiven wirtschaftlichen Rahmenbedingungen für sich. Von der Umsatzsteigerung in Höhe von 18,4 Mio EUR kommen 6,7 Mio EUR aus der Einbeziehung der Akquisition Ratcliff Palfinger Ltd., die im 3. Quartal des Vorjahres erfolgte. Getragen wird der Erfolg von PALFINGER im 1. Quartal weiterhin durch das Stammgeschäft KRANE in Europa, durch die hohe Auslastung in den Produktionsbereichen. Die im Laufe des Vorjahres zunehmend gestiegenen Rohmaterialpreise sowie die Investitionen in Prozesssicherheit und Kapazitätsanpassung führten zu etwas geringeren Margen im Kranbereich. Die Absatzpreiserhöhungen treten mehrheitlich mit Beginn des 2. Quartales 2006 in Kraft. Der Schwerpunkt liegt nun, neben der kontinuierlichen Verbesserung der Produktivität, vor allem in der Steigerung der Effizienz und Effektivität der Prozessabläufe.

in TEUR **Geschäftsentwicklung / Umsatz**


Q1 2006
Q1 2005
Q1 2004
140.108
121.736
86.391
0
25.000
50.000
75.000
100.000
125.000
150.000

Der erzielte Rekordumsatz basiert auf der konsequenten Umsetzung der Internationalisierungs-, Diversifikations- und Innovationsstrategie. Das ertragreiche Krangeschäft der PALFINGER Gruppe in Europa, geprägt durch hohe Leistungsklassen und Ausrüstungsvarianten, wird durch das Wachstum in Nordamerika und die zunehmende Marktdurchdringung der PALFINGER Kranreihe in Südamerika verstärkt. In Brasilien ist zu berücksichtigen, dass das 1. Quartal auf Grund der Ferien und des Karnevals saisonal schwächer ist. In Osteuropa und Skandinavien konnte ein überproportionales Wachstum erzielt werden. Auch EPSILON setzte den eingeschlagenen Wachstumskurs erfolgreich fort. Der Servicebereich steigerte sowohl seinen Umsatz als auch sein Ergebnis gegenüber dem Vorjahr deutlich. Nahezu alle Produktbereiche trugen zur Umsatzsteigerung bei.



in TEUR
Geschäftsentwicklung / EBIT
Q1 2006
17.468
Q1 2005
17.107
Q1 2004
6.062
0
5.000
10.000
15.000
20.000

Die hervorragende Entwicklung der Auftragseingänge führt neuerlich einzelne Werke an Kapazitätsgrenzen. Dieser Entwicklung wird mit entsprechenden Investitionen in den Werken entgegengesteuert. Gleichzeitig werden die Aktivitäten der Global Sourcing Initiative weiter verstärkt. Mit der PALFINGER RAP („Rapid Processing") Philosophie werden weitere Leanaktivitäten intensiviert und auf der erreichten soliden Basis werden die gebündelten Anstrengungen zur Effizienz- und Effektivitätssteigerung erhöht. Hand in Hand geht diese Entwicklung mit der Verstärkung des Area Managements in Nordamerika und Asien.

Vermögens-, Finanz- und Ertragslage

Umsatz- und Produktionssteigerungen waren für das 1. Quartal 2006 maßgeblich für die Entwicklung der Vermögens-, Finanz- und Ertragslage von PALFINGER verantwortlich. Infolge der 15,1-prozentigen Steigerung des Umsatzes und der Einbeziehung von Ratcliff Palfinger Ltd. ab 1.8.2005 stieg das Net Working Capital auf 80,5 Mio EUR (3/2005: 68,3 Mio EUR; 12/2005: 88,2 Mio EUR). Das langfristige operative Vermögen stieg im Vergleich zu 12/2005 (145,5 Mio EUR) um 1,8 Prozent auf 148,1 Mio EUR. Die Investitionen in das Sachanlagevermögen von 3,7 Mio EUR betrafen vor allem erforderliche Kapazitätserweiterungen bzw. Ersatzinvestitionen infolge der Produktionssteigerungen. Damit betrug das Capital Employed zum Stichtag 228,6 Mio EUR (3/2005: 191,6 Mio EUR, 12/2005: 233,7 Mio EUR).

Die Cashflow-Rechnung und die Gearing Ratio zeigen die operative und finanzielle Stärke von PALFINGER bei anhaltendem Wachstum. Der operative Cashflow betrug im Berichtszeitraum 6,2 Mio EUR nach 4,4 Mio EUR im Vergleichszeitraum des Vorjahres und berücksichtigt die Finanzierung des durch Wachstum angestiegenen Working Capitals. Nach Abzug der Cash-wirksamen Investitionen von -1,9 Mio EUR (3/2005: -4,4 Mio EUR) verbleibt ein Saldo von 4,3 Mio EUR (3/2005: 0,0 Mio EUR), der zur Reduktion der Nettofinanzverschuldung verwendet wurde. Aufgrund dieser positiven Entwicklung betrug die Eigenkapitalquote zum Stichtag 50,6 Prozent (3/2005: 48,9 Prozent) bzw. die Gearing Ratio 16,0 Prozent (3/2005: 16,7 Prozent), eine gute Basis für weiteres profitables Wachstum.

Weitere Ereignisse

In Österreich wurde mit GPS Reloaded die Verschmelzung von Palfinger Europe GmbH und Palfinger Produktionstechnik GmbH umgesetzt. Das Global Manufacturing Management und das Global Operation Management wurden in der Palfinger Service- und Beteiligungs-GmbH konzentriert. Eine weitere Straffung der rechtlichen Struktur erfolgte durch die Übernahme der restlichen 40 Prozent der Palfinger Bermüller GmbH.

Die strategischen Projekte und Initiativen wurden im Effizienz- und Effektivitätssteigerungsprogramm E^2 gebündelt. Darüber hinaus entschied man sich für eine Verstärkung des Managements in den Areas Nordamerika und Asia & Pacific sowie bei Guima Palfinger.

In Großbritannien wurden die Entwicklungskompetenzen für Ladebordwände zusammengelegt. Vorbereitet wurde außerdem die Verlagerung der kontinentaleuropäischen Ladebordwandmontage von Marburg / Slowenien nach Lengau / Österreich.

Im 1. Quartal starteten die Umsetzung des Stahlbauprojektes im Werk Lengau / Österreich sowie die Layoutplanung für Cherven Brjag in Bulgarien und die entsprechenden Investitionen zur Kapazitätserweiterung wurden vorangetrieben. Die Erweiterungs- und Ersatzinvestitionen stehen vor allem unter dem Fokus der Erhöhung der Prozesssicherheit und Prozessqualität.

Die Hauptversammlung am 5.4.2006 beschloss die Ausschüttung einer Dividende von 1,80 EUR (Vorjahr: 1,10 EUR) je Aktie. Dies entspricht einer Dividendenrendite von 3,3 Prozent, bezogen auf den Durchschnittskurs 2005. Dr. Alexander Doujak wurde bei der Hauptversammlung als weiteres Mitglied in den Aufsichtsrat gewählt.

Die Betreuung der Investoren wurde auch im 1. Quartal 2006 konsequent fortgesetzt. Besonders erwähnenswert sind die Roadshow in London sowie die jährliche Investorenkonferenz in Kitzbühel. Darüber hinaus präsentierte sich PALFINGER auf der „Invest" in Stuttgart sowie am Börsetag in Nürnberg. Zahlreiche Conference Calls mit Investoren und Analysten unterstreichen das Interesse an der PALFINGER Aktie. Der Aktienkurs kletterte Ende April auf rund 80 EUR, dies entspricht einem Kursanstieg von über 20 Prozent seit Jahresbeginn.

Geschäftsentwicklung nach Regionen

Das Segment Europa und Rest der Welt ist weiterhin die Ausgangsbasis für die positive Entwicklung von PALFINGER. Hervorzuheben sind in diesem Zusammenhang die Märkte in Deutschland, Skandinavien, Großbritannien sowie Osteuropa. Die Märkte Spanien, Frankreich, Deutschland, Schweden sowie Dänemark trugen wesentlich zum Umsatzwachstum bei. In diesen Ländern sorgen weiterhin die Kran- und EPSILON-Produkte für positive Entwicklung.

Der Umsatz dieses Segmentes stieg gegenüber dem Vergleichszeitraum des Vorjahres um 14,8 Prozent von 109,3 Mio EUR auf 125,5 Mio EUR. Das EBIT konnte mit 17,3 Mio EUR nahezu auf dem Niveau des Vorjahres gehalten werden. Die gestiegenen Materialkosten sowie die Investitionen in Prozesssicherheit, Flexibilität und Diversifikation führten zu einer leichten Reduktion der EBIT Marge auf 13,8 Prozent.

Im Segment Nord- und Südamerika stiegen die Umsätze um 17,4 Prozent von 12,5 Mio EUR auf 14,6 Mio EUR, wobei vor allem die Stärkung des Brasilianischen Reals um 25 Prozent und die Verkaufserfolge des Krangeschäftes in Nordamerika den Umsatz positiv beeinflussten. Nach 2 negativen Quartalen konnte in diesem Bereich mit 0,2 Mio EUR EBIT wiederum ein positiver Ergebnisbeitrag erzielt werden.

In Nordamerika sind besonders die erfolgreiche Marktdurchdringung in Mexiko durch die neue Händlerstruktur sowie die positiven Effekte des Marktwachstums in den USA, kombiniert mit einer verstärkten Händler- und Key Account-Betreuung hervorzuheben. Weiters wirkte sich die eigenständige Ersatzteilversorgung positiv auf Umsatz und Ergebnis aus.

In Südamerika konnte die Marktakzeptanz der PALFINGER Kranreihen weiter ausgebaut werden. Der Kurs des Real ist mit 2,7 Real zu 1 EUR (Vorjahr: 3,5 Real) auf ein historisch betrachtet hohes Niveau angestiegen. Im Bereich der Teleskopkrane wurde die Umsetzung der strategischen Partnerschaft zur Technologieweiterentwicklung vorangetrieben.

Geschäftsentwicklung nach Produktgruppen

Segment KRANE

Die Knickarmkrane profitierten im 1. Quartal weiter von der Verlagerung der Nachfrage zu höheren Leistungsklassen und hochwertigeren Ausstattungen. Der digitale Tacho sowie die bevorstehende Umstellung auf die neuen Abgasnormen beflügelten zusätzlich das Marktgeschehen. Die Internationalisierungsstrategie führte dabei im Quartalsvergleich zu einer Verstärkung der Auftragseingänge in den USA sowie in Südamerika. Trotz der Erhöhung der Produktionskapazitäten am Ende des Vorjahres werden die jeweiligen Engpassbereiche im Jahr 2006 neuerlich angepasst. Auf diese Weise will man mittelfristig wieder die von PALFINGER gewohnten Lieferzeiten erreichen.

Für EPSILON gestalteten sich die makroökonomischen Bedingungen sowohl im Bereich der Holzbranche als auch der Recyclingbranche sehr gut. Besonders positiv entwickelte sich der Absatz in Deutschland, Großbritannien, Österreich, Spanien und Frankreich. Hohe Variantenvielfalt der Produkte bei hoher Modularität, hervorragende Qualität, kürzere Lieferzeiten als die Konkurrenz, verbunden mit attraktiver Preisgestaltung, bilden weiterhin das Fundament für die erfolgreiche Entwicklung von EPSILON.

Die Umsätze konnten in den ersten drei Monaten um 11,7 Prozent auf 96,9 Mio EUR gesteigert werden. Das EBIT konnte auf dem hohen Niveau von 18,4 Mio EUR gehalten werden.

Segment Hydraulische Systeme und Services

Das Segment Hydraulische Systeme und Services verzeichnete einen Umsatzzuwachs von 23,6 Prozent auf 43,2 Mio EUR. Das 1. Quartal brachte dabei mit -0,9 Mio EUR eine 60-prozentige Verbesserung des Ergebnisses gegenüber dem Vorjahr.

Die PALIFT Division konnte im Laufe des 1. Quartales ihren Output stabilisieren. Zusammen mit der neuen französischen Führung vor Ort werden die Effizienz- und Effektivitätssteigerung vorangetrieben und zeigen bereits erste Wirkungen.

Bei den TAILLIFT Produkten sind besonders die Integration von RATCLIFF und eine Konzentration der Entwicklungskompetenz in Großbritannien zu erwähnen. Die Marktbedingungen in Großbritannien gestalten sich derzeit schwierig, wobei die erfahrene Führungsmannschaft von Ratcliff Palfinger Ltd. umgehende Maßnahmen zur Stabilisierung der Profitabilität umgesetzt hat.

Standen im 1. Quartal bei RAILWAY kleinere Projekte im Vordergrund, so konnte mit April ein Großauftrag von über 2 Mio EUR abgeschlossen werden. Dies ermöglicht zum einen eine vorausschauendere Planung, zum anderen eine Auslastung der Kapazitäten.

Im Produktbereich CRAYLER entwickelten sich die Verkaufsstückzahlen in Europa gegenüber dem Vorjahr erfreulich, hier ist der Hauptmarkt Deutschland. In Nordamerika konnten weitere Erfolge im Key-Account Geschäft erzielt werden, insbesondere gegen Ende des 1. Quartales. Der Effektivitätssteigerung der gesamten Value Chain unter Berücksichtigung des Marktfokus Nordamerika und Europa gilt dabei in der laufenden Periode die Aufmerksamkeit.

Die Geschäftstätigkeit im Bereich BISON ist in den ersten Monaten durch die weitere sukzessive Identifizierung von Rationalisierungspotenzialen und die Integration der Prozesse bei PALFINGER sowie durch den Marktaufbau geprägt. Der verstärkte Eintritt von PALFINGER in die Hubarbeitsbühnenbranche bringt weiterhin ein aggressives Preisverhalten der Mitbewerber mit sich. An der Modularisierung der Geräte sowie an der Senkung der Assemblierungszeiten wurde verstärkt gearbeitet.

Im Bereich SERVICES spiegeln sich die positive Absatzentwicklung und das Forcieren des Serviceangebotes von PALFINGER in den gesteigerten Ersatzteilumsätzen wider. Mit dem Go-Live einer weiteren e-claim Entwicklungsstufe wurde der Internationalisierung und Anregung zur Vorläuferversion Rechnung getragen.

Ausblick

Auf Basis des guten 1. Quartales sowie des hohen Auftragseinganges erwartet das Management eine weitere Umsatz- und Ergebnissteigerung für das Geschäftsjahr 2006.

Für das Gesamtjahr bilden die Entwicklung am Materialsektor, die Kapazitätserweiterungen und die Potenziale bei den Hydraulischen Systemen die bestimmenden Rahmenbedingungen.

Aus heutiger Sicht sollte das Jahr 2006 wiederum einen Rekord bei Umsatz und Ergebnis bringen.

Bilanz zum 31.3.2006

in TEUR	31.3.2006	31.12.2005	31.3.2005
AKTIVA			
Langfristiges Vermögen			
Sachanlagen	92.944	90.052	84.468
Immaterielle Vermögensgegenstände	32.283	33.131	22.075
Beteiligungen	8.665	7.921	7.383
Übriges langfristiges Vermögen	16.154	16.468	11.838
	150.046	**147.572**	**125.764**
Kurzfristiges Vermögen			
Vorräte	108.480	99.578	97.434
Kurzfristige Forderungen und sonstiges kurzfristiges Vermögen	115.554	99.887	102.777
Kassenbestand und kurzfristige Finanzmittel	15.200	1.554	8.085
	239.234	**201.019**	**208.296**
Summe Aktiva	**389.280**	**348.591**	**334.060**
PASSIVA			
Eigenkapital			
Grundkapital	18.568	18.568	18.568
Kapitalrücklagen	53.757	53.757	53.757
Gewinnrücklagen	111.346	78.505	81.330
Bewertungsrücklage für Financial Instruments	- 1.257	- 1.955	547
Ausgleichsposten aus der Währungsumrechnung	- 4.202	- 4.495	- 7.280
Konzernergebnis	12.547	48.143	12.835
Anteile anderer Gesellschafter	6.320	5.477	3.632
	197.079	**197.999**	**163.389**
Langfristige Verbindlichkeiten			
Langfristige Finanzverbindlichkeiten	36.918	14.720	24.476
Langfristige Rückstellungen	16.955	14.928	14.314
Übrige langfristige Verbindlichkeiten	4.861	4.837	4.641
	58.734	**34.485**	**43.431**
Kurzfristige Verbindlichkeiten			
Kurzfristige Finanzverbindlichkeiten	11.751	24.649	14.289
Kurzfristige sonstige Rückstellungen	36.675	33.121	34.935
Übrige kurzfristige Verbindlichkeiten	85.041	58.337	78.016
	133.467	**116.107**	**127.240**
Summe Passiva	**389.280**	**348.591**	**334.060**

in TEUR	1.1.-31.3.2006	1.1.-31.3.2005
Umsatzerlöse	**140.108**	**121.736**
Bestandsveränderung und aktivierte Eigenleistungen	12.975	7.688
Aktivierte Eigenleistungen	23	57
Sonstige betriebliche Erträge	1.771	1.927
Materialaufwand und Aufwand für bezogene Leistungen	-83.801	-71.139
Personalaufwand	-31.323	-26.277
Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände	-3.219	-2.600
Sonstige betriebliche Aufwendungen	-19.066	-14.286
Operatives Ergebnis (EBIT)	**17.468**	**17.107**
Beteiligungsergebnis	744	577
Zins- und sonstiges Finanzergebnis	-765	-650
Finanzergebnis	**-21**	**-73**
Unversteuertes Ergebnis	**17.447**	**17.033**
Ertragsteuer	**-4.085**	**-3.597**
Versteuertes Ergebnis	**13.362**	**13.436**
Anderen Gesellschaftern zustehendes Ergebnis	-815	-601
Konzernergebnis	**12.547**	**12.835**

in EUR		
Gewinn pro Aktie (unverwässert)	1,42	1,47
Gewinn pro Aktie (verwässert) [1]	–	–
Durchschnittlich im Umlauf befindliche Aktien (unverwässert)	8.812.019	8.808.321
Durchschnittlich im Umlauf befindliche Aktien (verwässert) [1]	–	–

[1] Es bestehen per 31.3.2006 keine offenen Wandelschuldverschreibungen; das unverwässerte Ergebnis pro Aktie entspricht dem verwässerten Ergebnis pro Aktie.

Kapitalflussrechnung

in TEUR	1.1.-31.3.2006	1.1.-31.3.2005
Unversteuertes Ergebnis	**17.447**	**17.118**
Cashflow aus dem operativen Bereich	6.188	4.436
Cashflow aus dem Investitionsbereich	-1.866	-4.437
Free Cashflow	4.888	1.872
Cashflow aus dem Finanzierungsbereich	9.324	-119
Cashflow gesamt	**13.646**	**-120**
Fondsveränderung		
Stand liquider Mittel am Anfang der Berichtsperiode	1.554	8.205
Stand liquider Mittel am Ende der Berichtsperiode	15.200	8.085
	13.646	**-120**

Entwicklung des Eigenkapitals

in TEUR	Grundkapital	Kapitalrücklagen	Gewinnrücklagen	Bewertungsrücklagen gem. IAS 39	Ausgleichsposten aus der Währungsumrechnung	Konzernergebnis	Anteile anderer Gesellschafter	Summe
Stand 31.12.2004	**18.568**	**53.757**	**62.118**	**1.298**	**- 6.208**	**27.391**	**3.036**	**159.960**
Dividenden aus 2004	0	0	0	0	0	- 9.689	0	- 9.689
Ergebnisvortrag aus 2004	0	0	17.702	0	0	- 17.702	0	0
Rücklage eigene Aktien	0	0	56	0	0	0	0	56
Stock Option Bewertung IFRS	0	0	110	0	0	0	0	110
Versteuertes Ergebnis 31.12.2005	0	0	0	0	0	48.143	2.351	50.494
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	- 3.253	0	0	0	- 3.253
IFRS 19 SKR	0	0	- 985	0	0	0	0	- 985
Übrige Veränderungen	0	0	- 497	0	1.713	0	90	1.306
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**- 1.955**	**- 4.495**	**48.143**	**5.477**	**197.999**
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**- 1.955**	**- 4.495**	**48.143**	**5.477**	**197.999**
Dividenden aus 2005	0	0	0	0	0	- 15.862	0	- 15.862
Ergebnisvortrag aus 2005	0	0	32.281	0	0	- 32.281	0	0
Stock Option Bewertung IFRS	0	0	32	0	0	0	0	32
Versteuertes Ergebnis 31.3.2006	0	0	0	0	0	12.547	815	13.362
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	698	0	0	0	698
Übrige Veränderungen	0	0	529	0	293	0	28	850
Stand 31.3.2006	**18.568**	**53.757**	**111.346**	**- 1.257**	**- 4.202**	**12.547**	**6.320**	**197.079**

Segmentberichterstattung

in TEUR	Europa / Rest der Welt		Nord- / Südamerika	
Primärsegmentierung	**Q1 2006**	**Q1 2005**	**Q1 2006**	**Q1 2005**
Umsatz	125.493	109.283	14.615	12.453
EBIT	17.269	17.519	199	- 413

in TEUR	Krane		Hydraulische Systeme	
Sekundärsegmentierung	**Q1 2006**	**Q1 2005**	**Q1 2006**	**Q1 2005**
Umsatz	96.923	86.798	43.185	34.938
EBIT	18.402	19.521	- 934	- 2.415

Anlagerelevante Kennzahlen

Q1 2006

International Securities Identification Number (ISIN)	AT0000758305
Anzahl der Aktien	9.283.750
Kurs per 31.3.2006	67,25 EUR
Gewinn je Aktie (Q1 2006)	1,42 EUR
Marktkapitalisierung per 31.3.2006	624.332.188 EUR

Entwicklung Aktienkurs PALFINGER AG



120 %
115 %
110 %
105 %
100 %
95 %
90 %
01.01.2006
31.03.2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Tel. +43 (0) 662 4684 DW 2260, Fax +43 (0) 662 4684 DW 2280
h.roither@palfinger.com, www.palfinger.com

Unternehmenskalender 2006

10. August 2006	Veröffentlichung 1. Halbjahr 2006
10. November 2006	Veröffentlichung 3. Quartal 2006

Durch die kaufmännische Rundung von Einzelpositionen und Prozentangaben im Quartalsbericht kann es zu geringfügigen Rechendifferenzen kommen.

PALFINGER

Report on the First Quarter of 2006

We keep on growing.

PALFINGER



PALFINGER

Financial highlights of PALFINGER [1)]

EUR '000	Q1 2006	Q1 2005	Q1 2004	Q1 2003	Q1 2002
Income statement					
Revenue	140,108	121,736	86,391	79,966	78,446
EBITDA	20,687	19,707	8,856	10,049	9,906
EBITDA margin	14.8 %	16.2 %	10.3 %	12.6 %	12.6 %
Profit from operations (EBIT)	17,468	17,107	6,062	7,183	6,994
EBIT margin	12.5 %	14.1 %	7.0 %	9.0 %	9.0 %
Profit before tax	17,447	17,033	5,538	6,494	6,272
Consolidated net profit for the period	12,547	12,835	3,553	4,171	3,900
Balance sheet					
Total assets	389,280	334,060	288,566	273,100	298,393
Non-current assets	150,046	125,765	115,824	115,809	134,609
Liabilities	192,201	170,671	153,694	148,743	174,100
Capital and reserves	197,079	163,390	134,872	124,357	124,293
Equity ratio	50.6 %	48.9 %	46.7 %	45.3 %	41.7 %
Net debt owed	31,482	27,311	38,039	48,677	68,831
Gearing	16.0 %	16.7 %	28.2 %	39.1 %	55.4 %
Cash flow and investment					
Cash flows from operating activities	6,188	4,436	(2,328)	5,791	8,234
Free cash flow	4,888	1,872	(4,790)	4,122	3,780
Investment in property, plant, and equipment	3,648	3,346	1,941	2,649	4,108
Depreciation and amortization	3,219	2,600	2,794	2,865	2,911
Payroll					
Average annual payroll [2]	3,371	2,858	2,412	2,269	2,279
Value					
Net Working Capital	80,503	68,305	60,073	63,068	64,837
Capital Employed (at balance sheet date)	228,562	191,594	173,649	173,115	193,124

[1] Previous years' figures were adjusted according to changes in IFRS 3.

[2] Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Economic background

According to recent indicators, the global economic situation has further improved in the first quarter of 2006. Economic development in Europe has picked up while indicators for the USA were marked by slight declines. China remains the growth motor of Asia.

After a strong period at the end of 2005, the US dollar depreciated against the Euro in the first quarter of 2006. The EUR/US dollar exchange rate is now clearly back up above 1.20. The Brazilian Real especially gained ground on the Euro in January and February.

Generally, more favorable economic development is anticipated in the second quarter of 2006. In the Euro zone, especially in Germany, the economic mood is on the upswing again and is anticipated to contribute new impulses to the European economy.

Group performance

In the first quarter of 2006, PALFINGER was able to further increase its successful performance from previous year. Revenue rose by 15.1 percent to EUR 140.1m, and EBIT reached EUR 17.5m, surpassing EBIT of the same previous-year period. Thus, the first quarter of 2006 was the best quarter in the corporate history of PALFINGER with regard to revenue development.

PALFINGER was able to benefit from positive economic impulses especially in the cranes segment. The consolidation of the acquisition Ratcliff Palfinger Ltd. in the third quarter of 2005 contributed EUR 6.7m to the total revenue increase of EUR 18.4m. Most of the growth is still attributable to the company's core business CRANES in Europe, high capacity utilization in the product groups, and increasingly stable results posted by PALIFT. Increasingly higher materials prices over the course of 2005 and investments in process stability and capacity adjustments resulted in a slight decrease of margins in the CRANES segment. The majority of sale price increases went into effect at the beginning of the second quarter of 2006. Besides continuous improvements in productivity, focus of activities is now mainly on increasing process efficiency and effectiveness.


EUR'000
Business development / Revenue
Q1 2006
140,108
Q1 2005
121,736
Q1 2004
86,391
0
25,000
50,000
75,000
100,000
125,000
150,000

Record revenue achieved is the result of the rigorous implementation of the Group's internationalization, diversification, and innovation strategies. The profitable development of the Cranes business in Europe attributable to high performance classes and a wealth of variations in fittings is reinforced by growth in North America and increasing market penetration of PALFINGER cranes in South America. First quarter results in Brazil were as usual marked by seasonal effects caused by holidays and the carnival. Disproportionate growth was recorded in Eastern Europe and Scandinavian markets. EPSILON also continued on its road of growth. Revenue and earnings in Services were significantly increased compared to previous year. Nearly all product groups contributed to the revenue increase.


EUR'000
Business development / EBIT
Q1 2006
17,468
Q1 2005
17,107
Q1 2004
6,062
0
5,000
10,000
15,000
20,000

Outstanding order books again pushed some plants to the limits of capacity utilization. This development was counteracted with appropriate investments at the affected plants. At the same time, activities of the global sourcing initiative were reinforced. Further lean activities are being intensified based on PALFINGER RAP ("Rapid Processing"), providing a solid base for bundled efforts to increase efficiency and effectiveness. This development accompanies the reinforcement of Area management in North America and Asia.

Group assets, finances, and earnings

The development of assets, finances, and earnings at PALFINGER in the first quarter was based mainly on revenue and productivity increases. Because of the increase in revenue of 15.1 percent, which includes Ratcliff Palfinger Ltd. from 1 August 2005, net working capital rose to EUR 80.5m (3/2005: EUR 68.3m; 12/2005: EUR 88.2m). Compared to 12/2005, non-current assets rose from EUR 145.5m by 1.8 percent to EUR 148.1m. Investment in property, plant, and equipment of EUR 3.7m was mostly made up of necessary additions to capacity and replacement investments as a result of productivity increases. Thus, capital employed at balance sheet date stood at EUR 228.6m (3/2005: EUR 191.6m, 12/2005: EUR 233.7m).

The cash flow statement and the gearing ratio are indicators of the operative and financial strength of PALFINGER at continuing growth. Operative cash flows in the reporting period stood at EUR 6.2m after EUR 4.4m in the previous-year period and include financing of working capital, which increased because of growth. After cash-effective investments of EUR -1.9m (3/2005: EUR -4.4m) the remaining balance amounts to EUR 4.3m (3/2005: EUR 0.0m), which was used to reduce net debt owed. Based on this positive development, an equity ratio of 50.6 percent (3/2005: 48.9 percent) at balance sheet date and a gearing ratio of 16.0 percent (3/2005: 16.7 percent) provide a solid foundation for further profitable growth.

Other events

In Austria, the merger of Palfinger Europe GmbH and Palfinger Produktionstechnik GmbH was implemented with GPS Reloaded. Global Manufacturing Management and Global Operation Management were combined in Palfinger Service- und Beteiligungs-GmbH. Takeover of the remaining 40 percent of Palfinger Bermüller GmbH resulted in further streamlining of the legal structure.

Strategic projects and initiatives were bundled in the E^2 program for the increase of efficiency and effectiveness. In addition, it was decided to reinforce the management teams in the Areas North America, Asia & Pacific, and at Guima Palfinger.

Development expertise for tail lifts was bundled in Great Britain. Preparations for the relocation of tail lift assembly in Continental Europe from Maribor/Slovenia to Lengau/Austria are underway.

In the first quarter, implementation of the steel construction project at the Lengau/Austria plant began as well as layout planning for Cherven Brjag in Bulgaria. Relevant investments for capacity additions were accelerated. Expansion and replacement investments are mainly focused on increasing process stability and process quality.

A dividend of EUR 1.80 (2005: EUR 1.10) was approved at the General Meeting on 5 April 2006. This represents a dividend yield of 3.3 percent using the average share price for 2005. At the General Meeting, Mr. Alexander Doujak was appointed to the Supervisory Board as additional member.

Investor relations remained a high priority in the first quarter of 2006. Highlights included a road show in London and the annual investors' conference in Kitzbühel, Austria. PALFINGER was also represented at "Invest" trade fair in Stuttgart and at "Börsentag" (Stock Exchange Day) in Nuremberg. Numerous conference calls with investors and analysts underline the keen interest in the PALFINGER share. The share price rose to about EUR 80 at the end of April, equivalent to an increase in share price of more than 20 percent since the beginning of the year.

Performance by region

Positive development of PALFINGER remains based on the performance of the segment Europe and the Rest of the World. The markets of Germany, Scandinavia, Great Britain, and Eastern Europe significantly contributed to revenue growth. Positive development in these markets remains due to increased sales of Cranes and EPSILON products.

Compared to the previous-year period, revenue in this segment increased from EUR 109.3m by 14.8 percent to EUR 125.5m. EBIT at EUR 17.3m remained close to previous-year level. Increased materials costs and investments in process stability, flexibility, and diversification resulted in a slight decrease of the EBIT margin to 13.8 percent.

In the segment North and South America, revenue rose by 17.4 percent, from EUR 12.5m to EUR 14.6m. The appreciation of the Brazilian Real by 25 percent and increased crane sales in North America especially contributed to good revenue development. EBIT in this segment was positive at EUR 0.2m after two negative quarters.

Highlights in North America are successful penetration of the Mexican market thanks to the new dealer structure and increased growth of the US market, combined with reinforced dealer support and servicing of key accounts. Furthermore, the independent spare parts supply positively affected revenue and earnings.

Market acceptance of Palfinger cranes further increased In South America. The Real reached historic levels, at 2.7 Real to one Euro (previous year: 3.5 Real). The implementation of the strategic partnership for technological development was advanced in the segment of telescopic cranes.

Performance by product group

CRANES segment
In the first quarter, knuckleboom cranes benefited further from the shift in demand to higher performance classes and higher-grade fittings. The digital tachometer and new emission regulations about to come into effect also had a positive impact on markets. Compared to previous quarters, the internationalization strategy resulted in increased order intake in the USA and South America. Despite the increase in production capacities at the end of last year, the respective bottleneck areas will be adjusted in 2006, reverting in the medium term to delivery times PALFINGER customers are accustomed to.

Macroeconomic conditions in the timber and recycling industries were very favorable for EPSILON. Sales developed particularly well in the markets of Germany, Great Britain, Austria, Spain, and France. A wide range of product variations, a high degree of modularity, outstanding quality, shorter delivery times than competitors combined with attractive pricing constitute the foundation for the positive development of EPSILON.

During the first three months, revenue was increased by 11.7 percent to EUR 96.9m and EBIT remained at the high level of EUR 18.4m.

Hydraulic Systems and Services segment
The Hydraulic Systems und Services recorded revenue growth of 23.6 percent to EUR 43.2m. Earnings in the first quarter reached EUR -0.9m, an improvement of 60 percent compared to the previous-year period.

The PALIFT division succeeded in stabilizing its output over the course of the first quarter. Together with the new French division management team on location, measures to improve efficiency and effectiveness have been reinforced and are beginning to show first effects.

The TAILLIFT area was marked by the integration of RATCLIFF and concentration of development expertise in Great Britain. Current market conditions in Great Britain are challenging, however, the experienced local management team of Ratcliff Palfinger Ltd. has already implemented immediate measures to stabilize profitability.

While order books in the RAILWAY division were marked by smaller projects in the first quarter of 2006, a major order of more than EUR 2m was received in April, enabling anticipatory planning and capacity utilization.

Development of sales in the CRAYLER division was good compared to previous year, with Germany as the main market. In North America, further successes were recorded in key account business especially towards the end of the first quarter. Currently measures are underway to increase effectiveness along the entire value chain with focus on the markets of North America and Europe.

Further successive identification of rationalization potentials and integration of the division's processes into PALFINGER and development of markets marked operations in the BISON division in the first months. PALFINGER's increased entry into the aerial work platforms market has led to aggressive price behavior by competitors. Efforts to modularize equipment and to decrease assembly times have been reinforced.

In SERVICES, positive development of sales and reinforcement of PALFINGER´s service drive are reflected in increased revenue generated by sales of spare parts. Internationalization and the suggestion of a preliminary version have been addressed through the go-live of the next e-claim development level.

Outlook

Based on the positive results of the first quarter and high order backlog, the Management Board anticipates further increases in revenue and earnings for the 2006 financial year.

Developments in the materials sector, capacity expansions, and potentials in the development of hydraulic systems segment will be decisive factors in the performance of PALFINGER in 2006.

From today's point of view, management expects another record in revenue and earnings for the 2006 financial year.

Balance sheet as of 31 March 2006

EUR'000	31 March 2006	31 Dec 2005	31 March 2005
ASSETS			
Non-current assets			
Property, plant, and equipment	92,944	90,052	84,468
Intangible assets	32,283	33,131	22,075
Investments	8,665	7,921	7,383
Other non-current assets	16,154	16,468	11,838
	150,046	**147,572**	**125,764**
Current assets			
Inventories	108,480	99,578	97,434
Receivables and other current assets	115,554	99,887	102,777
Cash and cash equivalents	15,200	1,554	8,085
	239,234	**201,019**	**208,296**
Total assets	**389,280**	**348,591**	**334,060**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	111,346	78,505	81,330
Valuation reserves for financial instruments	(1,257)	(1,955)	547
Foreign currency translation reserve	(4,202)	(4,495)	(7,280)
Consolidated net profit for the year	12,547	48,143	12,835
Minority interests	6,320	5,477	3,632
	197,079	**197,999**	**163,389**
Non-current liabilities			
Non-current financial liabilities	36,918	14,720	24,476
Non-current provisions	16,955	14,928	14,314
Other non-current liabilities	4,861	4,837	4,641
	58,734	**34,485**	**43,431**
Current liabilities			
Current financial liabilities	11,751	24,649	14,289
Current provisions	36,675	33,121	34,935
Other current liabilities	85,041	58,337	78,016
	133,467	**116,107**	**127,240**
Total equity and liabilities	**389,280**	**348,591**	**334,060**

Income statement

EUR'000	Jan – March 2006	Jan – March 2005
Revenue	**140,108**	**121,736**
Changes in inventories and own work capitalized	12,975	7,688
Own work capitalized	23	57
Other operating income	1,771	1,927
Materials and services	(83,801)	(71,139)
Staff costs	(31,323)	(26,277)
Depreciation and amortization expense	(3,219)	(2,600)
Other operating expenses	(19,066)	(14,286)
Profit from operations (EBIT)	**17,468**	**17,107**
Income from investments	744	577
Interest and other financial expenses	(765)	(650)
Net finance cost	**(21)**	**(73)**
Profit before tax	**17,447**	**17,033**
Income tax expense	**(4,085)**	**(3,597)**
Profit after tax	**13,362**	**13,436**
Minority interests	(815)	(601)
Consolidated net profit for the year	**12,547**	**12,835**

EUR'000		
Earnings per share (undiluted)	1.42	1.47
Earnings per share (diluted) [1]	–	–
Average number of shares in issue (undiluted)	8,812,019	8,808,321
Average number of shares in issue (diluted) [1]	–	–

[1] There were no outstanding issues of convertible bonds as of 31 March 2006; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	Jan – March 2006	Jan – March 2005
Profit before tax	**17,447**	**17,118**
Cash flows from operating activities	6,188	4,436
Cash flows from investing activities	(1,866)	(4,437)
Free cash flow	4,888	1,872
Cash flows from financing activities	9,324	(119)
Total cash flows	**13,646**	**(120)**
Changes in funds		
Cash and cash equivalents at beginning of the period	1,554	8,205
Cash and cash equivalents at end of the period	15,200	8,085
	13,646	**(120)**

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign currency translation reserve	Consolidated net profit for the year	Minority interest	Total
At 31 December 2004	**18.568**	**53,757**	**62,118**	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
Dividends 2004	0	0	0	0	0	(9,689)	0	(9,689)
Profit carry forward from 2004	0	0	17,702	0	0	(17,702)	0	0
Share repurchase	0	0	56	0	0	0	0	56
Valuation of stock options IFRS	0	0	110	0	0	0	0	110
Profit after tax 31 December 2005	0	0	0	0	0	48,143	2,351	50,494
Earnings-neutral value changes in financial instruments	0	0	0	(3,253)	0	0	0	(3,253)
Adjustment acc. to IFRS 19	0	0	(985)	0	0	0	0	(985)
Other changes in equity	0	0	(497)	0	1,713	0	90	1,306
At 31 December 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
At 31 December 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
Dividends 2005	0	0	0	0	0	(15,862)	0	(15,862)
Profit carry forward from 2005	0	0	32,281	0	0	(32,281)	0	0
Valuation of stock options IFRS	0	0	32	0	0	0	0	32
Profit after tax at 31 March 2006	0	0	0	0	0	12,547	815	13,362
Earnings-neutral value changes in financial instruments	0	0	0	698	0	0	0	698
Other changes in equity	0	0	529	0	293	0	28	850
At 31 March 2006	**18,568**	**53,757**	**111,346**	**(1,257)**	**(4,202)**	**12,547**	**6,320**	**197,079**

Segment reporting

EUR'000	Europe / Rest of the World		North / South America	
Primary segmentation	**Q1 2006**	**Q1 2005**	**Q1 2006**	**Q1 2005**
Revenue	125,493	109,283	14,615	12,453
EBIT	17,269	17,519	199	(413)

EUR'000	Cranes		Hydraulic Systems	
Secondary segmentation	**Q1 2006**	**Q1 2005**	**Q1 2006**	**Q1 2005**
Revenue	96,923	86,798	43,185	34,938
EBIT	18,402	19,521	(934)	(2,415)

Shareholder Information

Q1 2006

International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	9,283,750
Price at close on 31 March 2006	EUR 67.25
Earnings per share (Q1 2006)	EUR 1.42
Market capitalization as of 31 March 2006	EUR 624,332,188

PALFINGER AG share price (indexed)



120 %
115 %
110 %
105 %
100 %
95 %
90 %
01/01/2006
31/03/2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 (0) 662 4684 ext. 2260, fax +43 (0) 662 4684 ext. 2280
h.roither@palfinger.com, www.palfinger.com

2006 Financial Calendar

10 August 2006	Publication of the results for the 1st half of 2006
10 November 2006	Publication of the results for the 3rd quarter of 2006

Rounding of individual items and percentages in the quarterly report may result in minor mathematical differences.

PALFINGER